1-14406



02046923

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/1/02

For the month of July, 20 02

PROCESSED
JUL 30 2002
THOMSON FINANCIAL

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date July 22nd' 2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. *Information and Document Required to be Furnished.*

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)


SEC MAIL PROCESSING
RECEIVED
JUL 25 2002
WASH, D.C. 155 SECTION


TELKOM

PRESS RELEASE

No.TEL 273/PR000/UHI/02

TRANSFER OF TELKOM'S DCS 1800 OPERATIONAL LICENSE TO TELKOMSEL

Bandung, July 22, 2002 – We hereby inform you that the Government has approved for the transfer of TELKOM's Nationwide DCS-1800 Operation License and License for Nationwide DCS-1800 Radio Frequency Spectrum Utilization to PT Telekomunikasi Sellular Indonesia (TELKOMSEL).

The approval of the license transfer shall be considered as part of TELKOM's compensation for the early termination of its exclusivity right. Telkomsel shall be liable for the obligations relating to the above mentioned license.

Upon transfer of the DCS 1800 license, TELKOMSEL will have an additional 15 MHz of Radio frequency bandwidth in the 1800 MHz band to operate a DCS 1800 nationwide mobile cellular network to further strengthen its operation, and in particular, its ability to operate a dual band network and enhance TELKOMSEL's competitive position.



SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.

Bandung:
Telp : 62-22-4527337
Fax : 62-22-7104743
E-mail : investor@telkom.co.id
Website : www.telkom.co.id

Jakarta:
Telp : 62-21-5215109
Fax : 62-21-5220500

